Exhibit 99.1

Farfetch Announces First Quarter 2022 Results

•
Q1 2022 Gross Merchandise Value (“GMV”) and Digital Platform GMV increase 1.7% and 2.5% year-over-year, respectively, to $930.8 million and $809.5 million, respectively
•
Q1 2022 Revenue increases 6.1% year-over-year to $514.8 million
•
Q1 2022 Gross Profit Margin of 44.8% and Digital Platform Order Contribution Margin of 32.7%
•
Q1 2022 Profit after Tax of $728.8 million (includes non-cash benefit arising from impact of lower share price on items held at fair value and remeasurements)
•
Q1 2022 Adjusted EBITDA of $(35.8) million

LONDON, U.K. May 26, 2022 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, today reported financial results for the first quarter ended March 31, 2022.

José Neves, Farfetch Founder, Chairman and CEO, said: "Our core business remains very strong, in spite of the macro events in China and ceasing operations in Russia, which impacted our performance and outlook. We are galvanized by the opportunity to focus our efforts in 2022 to further rationalize our business, aligning our fixed cost profile with lower near-term growth, which I believe will enable us to exit 2022 from a position of strength. Outside these external factors, we saw strong marketplace growth in the Americas and the Middle East, in first quarter 2022, our customer and luxury brand relations are going from strength to strength, and we continue to make progress towards our mission of building the global platform for luxury."

Elliot Jordan, CFO of Farfetch, said: “I am pleased that the first quarter 2022 results of Farfetch demonstrate our underlying strength and ability to adapt to the changing macro environment whilst building on the momentum we have achieved over recent years. We have navigated unprecedented challenges, grown Digital Platform GMV 64% on a two-year basis, and continue to operate at scale in the global luxury market. In light of the current environment we will be tailoring our resource allocation with an eye towards leveraging the platform model advantage we have to increase market share, while also positioning ourselves to expand our profitability to deliver shareholder value."

Consolidated Financial Summary and Key Operating Metrics (in $ thousands, except per share data, Average Order Value, Active Consumers or as otherwise stated):

	Three months ended March 31,
	2021	2022
Consolidated Group:
Gross Merchandise Value (“GMV”)	$915,604	$930,752
Revenue	485,079	514,803
Adjusted Revenue (1)	408,851	435,937
Gross profit	220,869	230,516
Gross profit margin	45.5%	44.8%
Profit after tax	$516,667	$728,752
Adjusted EBITDA (1)	(19,196)	(35,782)
Adjusted EBITDA Margin (1)	(4.7)%	(8.2)%
Basic Earnings per share (“EPS”)	$1.44	$1.93
Diluted EPS	(0.28)	(0.37)
Adjusted EPS (1)	(0.22)	(0.24)
Digital Platform:
Digital Platform GMV	$790,014	$809,509
Digital Platform Services Revenue	285,861	316,780
Digital Platform Gross Profit	156,335	171,905
Digital Platform Gross Profit Margin	54.7%	54.3%
Digital Platform Order Contribution (1)	$94,468	$103,726
Digital Platform Order Contribution Margin (1)	33.0%	32.7%
Active Consumers (in thousands)	3,272	3,822
Average Order Value (“AOV”) - Marketplace	$618	$632
AOV - Stadium Goods	326	323
Brand Platform:
Brand Platform GMV	$112,315	$99,739
Brand Platform Revenue	112,315	100,492
Brand Platform Gross Profit	57,735	49,116
Brand Platform Gross Profit Margin	51.4%	48.9%
1.
See “Non-IFRS and Other Financial and Operating Metrics” on Page 19 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

Digital Platform

•
Third-party transactions generated 83% of Digital Platform GMV at a take rate of 32.0% in first quarter 2022
•
The Farfetch Marketplace continued to offer the most extensive selection of online luxury fashion to consumers from over 1,400 sellers, with both brand partners and multi-brand retailers increasing the stock units year-over-year to nearly 12 million units in first quarter 2022
•
In April 2022, launched Beauty on the Marketplace, Browns and Off-White, offering consumers in Europe and the United States a crossover between fashion and beauty, with a curated selection of the industry’s most sought-after beauty brands including CHANEL, Gucci and Tom Ford, among others
•
Launched #YourChoiceYourFARFETCH brand campaign, which partnered with iconic celebrities, including Kim Cattrall and Josh Hartnett and renowned personalities to highlight unique fashion choices offered by the Marketplace
•
Continued to partner with brands on campaigns highlighting their collections on the Marketplace including:
o
Dolce & Gabbana for the launch of their new ‘Renaissance’ collection for womenswear and men's streetwear drops
o
Valentino Act 2 x Nataal featuring musician Priya Ragu for International Women’s Day
o
Exclusive partnership with Boghossian which embedded 3D viewing technology in editorial content for the first time on the marketplace, bringing to life their high jewelry collection
•
Announced global strategic partnership and investment into Neiman Marcus Group (NMG), which encompasses:
o
Re-platforming the Bergdorf Goodman website and mobile application on Farfetch Platform Solutions (FPS)
o
Neiman Marcus and Bergdorf Goodman joining the Farfetch Marketplace
o
The adoption of selected FPS services by Neiman Marcus including foundational international services
o
Farfetch's $200 million investment in NMG earmarked for digital growth and innovation initiatives
•
In May 2022, FPS continued to expand its client roster with launch of Jacob Cohen's global monobrand e-commerce site
•
In April 2022, acquired Wanna, a virtual try-on technology company, with the aim of expanding and scaling virtual try-on capabilities on the platform
•
Stadium Goods launched two technology products aimed at increasing supply - ‘STADIUMSUPPLY’ app and ‘SOURCE by Stadium Goods’ - which enable consignors to streamline their operations, as well as list and sell products

New Guards

•
Appointed editor-in-chief of Dazed, Ibrahim Kamara, as Art & Image Director for Off-White, to join a collective of creatives in overseeing the artistic direction of the brand
•
New Guards’ brand portfolio continued to create culturally relevant collections:
o
Showcased Fall-Winter 2022 collection for Off-White on runway show during Paris fashion week, and for Palm Angels and Ambush during Milan fashion week
o
Off-White released ‘Paperwork’, its first beauty collection, which includes genderless fragrances, face and body solid pigments, and nail polishes
o
Off-White partnered with footwear brand Church’s to re-imagine their classic Burnwood brogues
o
Palm Angels launched collaboration with rapper, Gunna
o
Ambush launched its inaugural NFT collection, casting its POW! jewelry design in NFT form

Environmental, Social and Governance

•
Donated $250,000 to the UN Refugee Agency (UNHCR) to support its humanitarian efforts in Ukraine
•
Beginning in 2022, developed criteria for our curated Conscious Beauty edit to enable consumers to make conscious choices

First Quarter 2022 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended March 31,
	2021	2022
Digital Platform GMV	$790,014	$809,509
Brand Platform GMV	112,315	99,739
In-Store GMV	13,275	21,504
GMV	$915,604	$930,752

GMV increased by $15.2 million from $915.6 million in first quarter 2021 to $930.8 million in first quarter 2022, representing year-over-year growth of 1.7%. Digital Platform GMV increased by $19.5 million from $790.0 million in first quarter 2021 to $809.5 million in first quarter 2022, representing year-over-year growth of 2.5%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have decreased 0.7% year-over-year.

First quarter 2022 Digital Platform GMV growth reflects order growth across the Marketplace, an increase in AOV from $618 to $632, driven by increases in full-priced item mix and number of items per order, as well as strong growth in the Americas, Middle East and Korea. This was offset by softer demand in other key markets including Russia, where trade was suspended from March 2022 with no indication of when trade might resume, and China, where continuing local COVID-19 restrictions continue to impact orders in Mainland China.

Brand Platform GMV decreased by 11.2% to $99.7 million, due to continued delays in order shipments and resulting cancelations arising from the migration to a new warehouse partner. The transition was completed in May 2022, however, delayed shipments could negatively impact margins into second quarter 2022. The GMV decrease also includes a 4.5% decline due to changes in foreign exchange rates.

In-Store GMV increased by 62.0% to $21.5 million, driven by additional openings of New Guards brands stores in the last twelve months as well as growth from existing stores.

Revenue (in thousands):

	Three months ended March 31,
	2021	2022
Digital Platform Services third-party revenue	$181,057	$195,139
Digital Platform Services first-party revenue	104,804	121,641
Digital Platform Services Revenue	285,861	316,780
Digital Platform Fulfilment Revenue	76,228	78,866
Brand Platform Revenue	112,315	100,492
In-Store Revenue	10,675	18,665
Revenue	$485,079	$514,803

Revenue increased by $29.7 million year-over-year from $485.1 million in first quarter 2021 to $514.8 million in first quarter 2022, representing growth of 6.1%. The increase was primarily driven by 9.3% growth in Digital Platform Revenue to $395.6 million and a 74.8% growth in In-Store Revenue, offset by a 10.5% decrease in Brand Platform Revenue to $100.5 million.

Digital Platform Services Revenue increased by 10.8% ahead of the 2.5% overall growth in Digital Platform GMV, driven by first-party revenue, which increased 16.1%. Digital Platform Services third-party revenue increased ahead of GMV growth at 7.8% reflecting a higher take rate and higher growth in advertising revenue.

Digital Platform Fulfilment Revenue represents the pass-through to consumers of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions, subsidized shipping and incentives. Digital Platform Fulfilment Revenue increased 3.5% year-over-year, slightly above Digital Platform GMV growth of 2.5%, reflecting an increased pass-through of such costs to consumers in first quarter 2022.

Brand Platform Revenue decreased 10.5% primarily reflecting the decrease in Brand Platform GMV, partially offset by the addition of revenue from the Reebok partnership which commenced in March 2022.

Cost of Revenue (in thousands):

	Three months ended March 31,
	2021	2022
Digital Platform Services third-party cost of revenue	$61,358	$56,218
Digital Platform Services first-party cost of revenue	68,168	88,657
Digital Platform Services cost of revenue	129,526	144,875
Digital Platform Fulfilment cost of revenue	76,228	78,866
Brand Platform cost of revenue	54,580	51,376
In-Store cost of goods sold	3,876	9,170
Cost of revenue	$264,210	$284,287

Cost of revenue increased by $20.1 million, or 7.6%, year-over-year from $264.2 million in first quarter 2021 to $284.3 million in first quarter 2022. The increase was driven by growth in Digital Platform Services cost of revenue, partially offset by a decrease in Brand Platform cost of revenue.

Digital Platform Services cost of revenue increased at a higher rate than Digital Platform Services Revenue primarily due to an increased mix of first-party revenue.

Gross profit (in thousands):

	Three months ended March 31,
	2021	2022
Digital Platform third-party gross profit	$119,699	$138,921
Digital Platform first-party gross profit	36,636	32,984
Digital Platform Gross Profit	156,335	171,905
Brand Platform Gross Profit	57,735	49,116
In-Store Gross Profit	6,799	9,495
Gross profit	$220,869	$230,516

Gross profit increased by $9.6 million, or 4.4%, year-over-year, to $230.5 million in first quarter 2022. Gross profit margin decreased 70 bps year-over-year to 44.8%, primarily driven by a reduction in Brand Platform Gross Profit Margin and mix, and a small decrease in Digital Platform Gross Profit Margin.

Digital Platform Gross Profit Margin decreased 40 bps to 54.3% in first quarter 2022 from 54.7% in first quarter 2021, as Digital Platform Services cost of revenue increased at a higher rate than Digital Platform Services Revenue. An increase in Digital Platform third-party gross profit margin was offset by a decrease in first-party gross profit margin primarily due to a lower mix of full-price items and an increase in stock clearance activity on Browns products resulting from 2022 season stock purchases in anticipation of higher levels of consumer demand.

Brand Platform Gross Profit Margin decreased 250 bps year-over-year to 48.9%, driven by a shift in product mix, additional inventory provisioning related to delayed deliveries, partially offset by the elimination of Palm Angels royalty costs from Brand Platform cost of revenue following the acquisition of 60% of the outstanding equity interests of Palm Angels S.r.l (“Palm Angels”) the owner of the Palm Angels trademark.

Selling, general and administrative expenses by type (in thousands):

	Three months ended March 31,
	2021	2022
Demand generation expense	$61,867	$68,179
Technology expense	33,532	34,103
Share-based payments	40,516	35,407
Depreciation and amortization	53,992	81,495
General and administrative	144,666	164,016
Other items	4,721	8,191
Selling, general and administrative expense	$339,294	$391,391

Demand generation expense increased $6.3 million year-over-year to $68.2 million in first quarter 2022 and remained relatively flat as a percentage of Digital Platform Services Revenue at 21.5% compared to 21.6% in first quarter 2021. This was driven by our investment in acquiring and engaging customers in paid channels, and reflects continued cost inflation in digital marketing channels and our redistribution of spend as we continue to implement measures in response to the impact of Apple's recent iOS privacy measures, to channels which exhibited higher unit costs, on average.

Technology expense primarily relates to maintenance and operations of our platform features and services, as well as software, hosting and infrastructure expenses, which includes three globally distributed data centers, including one in Shanghai, which support the processing of our growing base of transactions. Technology expense increased by $0.6 million, or 1.7%, in first quarter 2022 year-over-year driven by an increase in technology staff headcount and software and hosting costs to support growth.

Our total investment in technology, which includes investments in longer term development projects which are treated as capital items, was 14.9% of Adjusted Revenue in first quarter 2022, as compared to 14.0% in first quarter 2021, reflecting our investment in Beauty, which launched during the first quarter 2022.

Depreciation and amortization expense increased by $27.5 million, or 50.9%, year-over-year from $54.0 million in first quarter 2021 to $81.5 million in first quarter 2022. Amortization expense increased principally due to increased technology investments, where qualifying technology development costs are capitalized and amortized over their useful lives, as well as amortization of the $364.1 million intangible asset recognized in relation to the Reebok partnership beginning in March 2022. The Reebok partnership intangible asset, and a corresponding financial liability for the same amount, will be amortized over the 11-year life of the agreement. Depreciation expense increased primarily as a result of new stores and office leases entered into within the last twelve months.

Share-based payments decreased by $5.1 million, or 12.6% year-over-year in first quarter 2022 due to the decreased cost of employment related taxes and cash-settled awards, primarily as a result of the share price movement, partially offset by grants of equity-settled awards, including the performance-based restricted share unit ("PSU") award granted to the Company's Founder, Chairman and CEO, José Neves in May 2021.

General and administrative expense increased by $19.3 million, or 13.3%, year-over-year in first quarter 2022, reflecting investments made towards our longer-term strategic initiatives including marketing initiatives to support Farfetch brand marketing and New Guards brands through campaigns and shows, which were not incurred in the prior year period due to COVID-19 restrictions. This was alongside an increase in warehousing costs as we scale our operations to support our Fulfilment by Farfetch strategy and the launch of Beauty, as well as market pressures on employee compensation which, also impacted technology expense. This was partially offset by a $25.2 million gain arising on settlement of our 2022 foreign exchange hedges, which were in position to cover our future receipts of Russian rubles, but were closed out as we no longer expect to receive rubles for the foreseeable future.

General and administrative expense increased as a percentage of Adjusted Revenue to 37.6% compared to 35.4% in first quarter 2021 primarily driven by slower growth in Adjusted Revenue in addition to investments towards our strategic initiatives to build our brand and launch our Beauty category.

Gains on items held at fair value and remeasurements (in thousands):

	Three months ended March 31,
	2021	2022
Remeasurement gains on put and call option liabilities	$28,696	$365,941
Fair value gains on embedded derivative liabilities	630,390	542,490
Fair value remeasurement of previously held equity interest	784	-
Fair value remeasurement of equity investment carried at fair value through profit or loss ("FVTPL")	-	1,468
Loss on disposal of investment carried at FVTPL	-	(1,639)
Gains on items held at fair value and remeasurements	$659,870	$908,260

The $365.9 million of remeasurement gains on put and call option liabilities in first quarter 2022 related to $271.4 million gain on the remeasurement of the put and call option resulting from the November 2020 strategic agreement with Alibaba Group Holding Limited (“Alibaba Group”) and Compagnie Financiere Richemont SA (“Richemont”), a $105.8 million remeasurement gain in connection with Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited, partially offset by a $6.1 million loss on the remeasurement of the put and call option over the 40% of the share capital in Palm Angels not owned by New Guards and a $5.1 million loss on the remeasurement of the put option over Alanui. S.r.l.

The $542.5 million of fair value gains on embedded derivative liabilities in first quarter 2022 were primarily driven by the decrease in our share price during the period. The fair value gains on embedded derivative liabilities in first quarter 2022 is comprised of the following revaluation gains on our convertible senior notes: (i) $65.5 million fair value gains related to $250 million 5.00% notes due in 2025 (the “February 2020 Notes”); (ii) $362.1 million fair value gains related to $400 million 3.75% notes due in 2027 (the “April 2020 Notes”); and, (iii) $115.0 million fair value gains related to $600 million 0.00% notes due in 2030 (the “November 2020 Notes”). These notes have provided strong liquidity to fund ongoing capital needs and invest in various growth initiatives.

The $630.4 million fair value gains on embedded derivative liabilities in first quarter 2021 were primarily driven by the decrease in our share price during the period. The fair value gains on embedded derivative liabilities in first quarter 2021 were comprised of $214.3 million fair value gains related to the February 2020 Notes; $256.4 million fair value gains related to the April 2020 Notes; and $159.6 million fair value gains related to the November 2020 Notes.

The $28.7 million of remeasurement gains in first quarter 2021 related to the remeasurement gain in connection with the Chalhoub Group’s put option over the non-controlling interest in Farfetch International Limited.

Profit After Tax

Profit after tax increased by $212.1 million year-over-year from $516.7 million to $728.8 million in first quarter 2022. The increase was primarily driven by gains on items held at fair value and remeasurements, which increased $248.4 million year-over-year.

EPS and Diluted EPS

First quarter 2022 basic EPS was $1.93 and diluted EPS was $(0.37). Diluted EPS assumes a full conversion of the convertible notes into shares, and that the Chalhoub liability and Farfetch China Holdings Ltd (“Farfetch China”) liability held on the statement of financial position at March 31, 2022 would have been settled in shares at the beginning of the first quarter 2022. As such, diluted EPS excludes the gains on items held at fair value and interest costs related to the Chalhoub liability, Farfetch China liability and the convertible notes, net of any applicable tax, while including all outstanding equity instruments that have a dilutive impact.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA declined by $16.6 million to $(35.8) million and Adjusted EBITDA Margin declined from (4.7)% to (8.2)% in first quarter 2022 driven by the decline in Brand Platform Revenue.

Liquidity

At March 31, 2022, cash and cash equivalents were $938.0 million, a decrease of $425.1 million compared to $1,363.1 million at December 31, 2021. The decrease in cash and cash equivalents was primarily related to funding working capital and cash payments for business acquisitions.

Post Balance Sheet Events

On April 5, 2022, Farfetch completed the acquisition of Wannaby Inc., trading under the name of Wanna, which provides immersive augmented reality and virtual try on technology for the luxury fashion industry at scale. Total consideration of $29.4 million comprised $24.5 million in cash, subject to closing accounting adjustments, and $4.9 million in shares, based on the Farfetch share price as at the acquisition date. The share consideration is subject to service conditions for certain management team members and employees of Wannaby Inc. remaining with the Company after the acquisition.

On April 5, 2022, Farfetch announced a global strategic partnership with Neiman Marcus Group, the largest omnichannel luxury retailer in the U.S. and the parent of brands including Neiman Marcus and Bergdorf Goodman. The partnership builds on Farfetch's Luxury New Retail vision and advances NMG's pioneering strategy to revolutionize integrated luxury retail. As part of its commitment to the partnership, Farfetch will make a minority common equity investment of up to $200.0 million in NMG.

Outlook

The following forward-looking statements reflect Farfetch’s expectations as of May 26, 2022.

For Full Year 2022:

•
Digital Platform GMV growth of 5% to 10% year-over-year
•
Brand Platform GMV growth of 10% to 15% year-over-year
•
Adjusted EBITDA margin of 0% to 1%

Uncertainties resulting from the impact of the COVID-19 pandemic, macroeconomic factors and geopolitical turmoil, including the war in Ukraine, could have material impacts on our future performance and projections. These factors could potentially impact our future performance include, among others:

•
Disruptions to our operations, fulfilment network, and shipments;
•
weakened consumer sentiment and discretionary income arising from various macro-economic conditions;
•
increased costs to support our operations;
•
slowing e-commerce consumer activity as vaccinations gain acceptance and populations resume to pre-pandemic activities and lifestyles; and
•
reduced demand for our offerings and services.

Conference Call Information

Farfetch Limited will host a conference call today, May 26, 2022, at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for at least 30 days.

Unaudited interim condensed consolidated statement of operations for the three months ended March 31
(in $ thousands, except share and per share data)

	2021	2022
Revenue	485,079	514,803

Cost of revenue	(264,210)	(284,287)
Gross profit	220,869	230,516

Selling, general and administrative expenses	(339,294)	(391,391)
Operating loss	(118,425)	(160,875)

Gains on items held at fair value and remeasurements	659,870	908,260
Share of results of associates	(69)	18
Finance income	1,019	1,846
Finance costs	(25,679)	(17,406)
Profit before tax	516,716	731,843

Income tax expense	(49)	(3,091)
Profit after tax	516,667	728,752

Profit after tax attributable to:
Equity holders of the parent	511,236	734,326
Non-controlling interests	5,431	(5,574)
	516,667	728,752

Earnings/(loss) per share attributable to equity holders of the parent
Basic	1.44	1.93
Diluted	(0.28)	(0.37)

Weighted-average shares outstanding
Basic	355,052,843	381,341,974
Diluted	457,887,449	466,083,711

Unaudited interim condensed consolidated statement of comprehensive income/(loss)
for the three months ended March 31
(in $ thousands)

	2021	2022
Profit after tax	516,667	728,752
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange (loss)/gain on translation of foreign operations	(7,281)	2,923
Gain on cash flow hedges recognized in equity	6,273	1,107
(Gain)/loss on cash flow hedges reclassified and reported in net profit	(2,691)	5,856
Loss on cash flow hedges recognized in equity - time value	(1,897)	-
Hedge discontinuation gains transferred to statement of operations	-	(23,387)
Other comprehensive loss for the period, net of tax	(5,596)	(13,501)
Total comprehensive income for the period, net of tax	511,071	715,251

Total comprehensive income/(loss) attributable to:
Equity holders of the parent	508,106	720,810
Non-controlling interests	2,965	(5,559)
	511,071	715,251

Unaudited interim condensed consolidated statement of financial position
(in $ thousands)
	December 31, 2021	March 31, 2022
Non-current assets
Other receivables	31,225	18,354
Deferred tax assets	13,334	14,935
Intangible assets	1,359,657	1,742,564
Property, plant and equipment	97,063	95,674
Right-of-use assets	195,549	203,072
Investments	17,937	17,701
Investments in associates	69	87
Total non-current assets	1,714,834	2,092,387
Current assets
Inventories	255,664	301,116
Trade and other receivables	374,706	422,199
Current tax assets	10,201	15,205
Short term investments	99,971	99,642
Derivative financial assets	8,010	2,404
Cash and cash equivalents	1,363,128	937,969
Total current assets	2,111,680	1,778,535
Total assets	3,826,514	3,870,922

Liabilities and equity
Non-current liabilities
Provisions	60,545	25,223
Deferred tax liabilities	156,025	151,090
Lease liabilities	180,915	187,761
Employee benefit obligations	12,948	6,554
Derivative financial liabilities	872,428	329,938
Borrowings	515,804	530,116
Put and call option liabilities	836,609	380,975
Other financial liabilities	13,367	345,027
Total non-current liabilities	2,648,641	1,956,684
Current liabilities
Trade and other payables	806,406	648,639
Provisions	14,585	10,300
Current tax liability	5,189	23,241
Lease liabilities	33,594	34,437
Employee benefit obligations	8,296	3,351
Derivative financial liabilities	21,118	32,442
Put and call option liabilities	8,321	95,828
Other financial liabilities	9,748	17,406
Total current liabilities	907,257	865,644
Total liabilities	3,555,898	2,822,328
Equity
Equity attributable to owners of the parent	88,608	870,693
Non-controlling interests	182,008	177,901
Total equity	270,616	1,048,594
Total equity and liabilities	3,826,514	3,870,922

Unaudited interim condensed consolidated statement of cash flows for the three months ended March 31
(in $ thousands)
	2021	2022
Cash flows from operating activities
Operating loss	(118,425)	(160,875)
Adjustments to reconcile operating loss to net cash outflow from operating activities:
Depreciation	11,158	13,268
Amortization	42,834	68,227
Non-cash employee benefits expense	44,399	66,226
Impairment of investments	67	65
Change in working capital
Increase in receivables	(73,179)	(45,536)
Increase in inventories	(25,658)	(43,720)
Decrease in payables	(114,166)	(167,150)
Change in other assets and liabilities
Increase in non-current receivables	(213)	(439)
Decrease in other liabilities	(32,879)	(40,448)
Decrease in provisions	(17,537)	(26,171)
Increase in derivative financial instruments	2,409	45
Income taxes paid	(771)	(213)
Net cash outflow from operating activities	(281,961)	(336,721)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	-	(45,471)
Payments for property, plant and equipment	(5,379)	(4,892)
Payments for intangible assets	(24,736)	(25,649)
Payments for investments	(9,107)	-
Interest received	938	1,140
Net cash outflow from investing activities	(38,284)	(74,872)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(5,630)	(8,096)
Interest paid and fees paid on loans	(5,265)	(2,918)
Settlement of equity-based awards	-	(4,409)
Proceeds from exercise of employee share-based awards	13,086	949
Net cash inflow/(outflow) from financing activities	2,191	(14,474)

Net decrease in cash and cash equivalents	(318,054)	(426,067)
Cash and cash equivalents at the beginning of the period	1,573,421	1,363,128
Effects of exchange rate changes on cash and cash equivalents	(7,787)	908
Cash and cash equivalents at end of period	1,247,580	937,969

Unaudited interim condensed consolidated statement of changes in (deficit)/equity
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	(Deficit)/equity attributable to owners of the parent	Non- controlling interests	Total (deficit)/equity
Balance at January 1, 2021	14,168	927,931	783,529	(7,271)	467,565	(4,013,120)	(1,827,198)	168,556	(1,658,642)
Balance at January 1, 2021 (as previously reported)	14,168	927,931	783,529	(7,271)	447,753	(4,010,756)	(1,844,646)	168,556	(1,676,090)
Correction of misstatements (1)	-	-	-	-	19,812	(2,364)	17,448	-	17,448
Revised balance at January 1, 2021	14,168	927,931	783,529	(7,271)	467,565	(4,013,120)	(1,827,198)	168,556	(1,658,642)
Changes in equity/(deficit)
Profit after tax for the period	-	-	-	-	-	511,236	511,236	5,431	516,667
Other comprehensive (loss)/income	-	-	-	(4,815)	1,685	-	(3,130)	(2,466)	(5,596)
Total comprehensive (loss)/income for the period, net of tax	-	-	-	(4,815)	1,685	511,236	508,106	2,965	511,071
Loss on cashflow hedge transferred to inventory	-	-	-	-	1,209	-	1,209	-	1,209
Issue of share capital, net of transaction costs	82	-	-	-	-	-	82	-	82
Share-based payment – equity settled	-	-	-	-	9,786	41,012	50,798	-	50,798
Share-based payment – reverse vesting shares	-	-	-	-	6,523	-	6,523	-	6,523
Acquisition of non-controlling interest	-	-	-	-	-	-	-	2,337	2,337
Balance at March 31, 2021	14,250	927,931	783,529	(12,086)	486,768	(3,460,872)	(1,260,480)	173,858	(1,086,622)

Balance at January 1, 2022	15,231	1,641,674	783,529	(24,544)	59,520	(2,386,802)	88,608	182,008	270,616
Changes in equity
Profit/(loss) after tax for the period	-	-	-	-	-	734,326	734,326	(5,574)	728,752
Other comprehensive income/(loss)	-	-	-	2,908	(16,424)	-	(13,516)	15	(13,501)
Total comprehensive income/(loss) for the period, net of tax	-	-	-	2,908	(16,424)	734,326	720,810	(5,559)	715,251
Gain on cashflow hedge transferred to inventory	-	-	-	-	(473)	-	(473)	-	(473)
Issue of share capital, net of transaction costs	59	-	-	-	-	-	59	-	59
Share-based payment – equity settled	-	-	-	-	18,830	27,977	46,807	-	46,807
Share-based payment – reverse vesting shares	2	918	-	-	15,414	-	16,334	-	16,334
Other	-	-	-	-	-	(1,452)	(1,452)	1,452	-
Balance at March 31, 2022	15,292	1,642,592	783,529	(21,636)	76,867	(1,625,951)	870,693	177,901	1,048,594

1. Refer to our Consolidated financial statements included in our 2021 20-F filed with the U.S. Securities and Exchange Commission ("SEC") for further information.

Supplemental Metrics [1]	2020			2021				2022
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

Consolidated Group:
Gross Merchandise Value (“GMV”)	$721,310	$797,840	$1,056,990	$915,604	$1,007,811	$1,017,314	$1,289,145	$930,752
Revenue	364,680	437,700	540,105	485,079	523,313	582,565	665,651	514,803
Adjusted Revenue	307,877	386,778	464,887	408,851	439,488	504,670	571,095	435,937
In-Store Revenue	3,926	11,416	13,666	10,675	17,635	20,163	22,448	18,665
In-Store GMV	3,926	11,416	13,666	13,275	21,739	23,553	25,814	21,504
Gross profit	159,375	209,029	249,148	220,869	230,082	252,180	313,380	230,516
Gross profit margin	43.7%	47.8%	46.1%	45.5%	44.0%	43.3%	47.1%	44.8%
Demand generation expense	$(47,378)	$(46,185)	$(67,258)	$(61,867)	$(65,888)	$(74,090)	$(89,976)	$(68,179)
Technology expense	(29,284)	(29,809)	(29,827)	(33,532)	(34,545)	(32,585)	(30,746)	(34,103)
Share-based payments	(61,915)	(81,840)	(121,118)	(40,516)	(60,173)	(46,134)	(49,344)	(35,407)
Depreciation and amortization	(51,758)	(54,007)	(60,135)	(53,992)	(62,720)	(64,807)	(69,679)	(81,495)
General and administrative	(107,888)	(143,349)	(141,687)	(144,666)	(150,229)	(140,195)	(156,554)	(164,016)
Other items	(1,302)	(860)	(17,080)	(4,721)	(6,828)	(104)	(7,077)	(8,191)
Impairment losses on tangible assets	-	-	(699)	-	-	-	-	-
Impairment losses on intangible assets	-	-	(36,269)	-	-	-	(11,779)	-
(Losses) / gains on items held at fair value and remeasurements	(278,622)	(373,079)	(2,057,306)	659,870	245,738	901,173	216,962	908,260
(Loss) / Profit after tax	(435,899)	(536,960)	(2,263,587)	516,667	87,925	769,129	96,890	728,752
Adjusted EBITDA	(25,175)	(10,314)	10,376	(19,196)	(20,579)	5,310	36,103	(35,782)
Adjusted EBITDA Margin	(8.2)%	(2.7)%	2.2%	(4.7)%	(4.7)%	1.1%	6.3%	(8.2)%
Basic (Loss)/Earnings per share ("EPS")	$(1.29)	$(1.58)	$(6.47)	$1.44	$0.24	$2.09	$0.27	$1.93
Diluted EPS	(1.29)	(1.58)	(6.47)	(0.28)	(0.31)	(0.25)	(0.23)	(0.37)
Adjusted EPS	(0.20)	(0.17)	(0.00)	(0.22)	(0.17)	(0.14)	(0.03)	(0.24)
Digital Platform:
Digital Platform GMV	$651,036	$674,097	$939,444	$790,014	$913,350	$828,471	$1,146,153	$809,509
Digital Platform Services Revenue	237,603	263,035	347,341	285,861	349,131	319,217	431,469	316,780
Digital Platform Fulfilment Revenue	56,803	50,922	75,218	76,228	83,825	77,895	94,556	78,866
Digital Platform Gross Profit	130,579	143,318	189,102	156,335	184,999	159,036	229,885	171,905
Digital Platform Gross Profit Margin	55.0%	54.5%	54.4%	54.7%	53.0%	49.8%	53.3%	54.3%
Digital Platform Order Contribution	$83,201	$97,133	$121,844	$94,468	$119,111	$84,946	$139,909	103,726
Digital Platform Order Contribution Margin	35.0%	36.9%	35.1%	33.0%	34.1%	26.6%	32.4%	32.7%
Active Consumers (in thousands)	2,524	2,742	3,024	3,272	3,394	3,593	3,687	3,822
AOV - Marketplace	$493	$574	$626	$618	$599	$593	$635	$632
AOV - Stadium Goods	304	340	308	326	335	294	288	323
Brand Platform:
Brand Platform GMV	$66,348	$112,327	$103,880	$112,315	$72,722	$165,290	$117,178	99,739
Brand Platform Revenue	66,348	112,327	103,880	112,315	72,722	165,290	117,178	100,492
Brand Platform Gross Profit	27,729	58,738	51,857	57,735	34,252	80,272	69,257	49,116
Brand Platform Gross Profit Margin	41.8%	52.3%	49.9%	51.4%	47.1%	48.6%	59.1%	48.9%

1. Table is in $ thousands, except per share data, Average Order Value, Active Consumers or as otherwise stated. See “Notes and Disclosures” which includes “Non-IFRS and Other Financial and Operating Metrics” on page 19 for reconciliations of non-IFRS measures to IFRS measures.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expectations in relation to the global strategic partnership and investment into Neiman Marcus Group and its completion, the recent acquisition of Wannaby Inc., the ongoing impact of COVID-19 including in Mainland China, the suspension of trade in Russia and our expectations in relation to the receipt of Russian rubles, delayed shipments and cancelations, expectations regarding the artistic direction of Off-White, our Beauty offering in relation to Conscious criteria, the anticipated benefits of our acquisitions, future supply available on Stadium Goods, cost inflation in digital marketing channels, consumer sentiment and e-commerce consumer activity, future financial or operating performance, actions we are taking in relation to Apple’s iOS privacy measures, planned activities and objectives, anticipated growth resulting therefrom, strategic initiatives, our growth and expected performance for full year 2022, statements regarding our profitability, as well as statements that include the words “expect,” “intend,” “plan,” “aim,” “enable,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; the effect of the COVID-19 global pandemic on our business and results of operations; our global operations involve additional risks, such as exposure to local economic or political instability, for example, in connection with the conflict between Russia and Ukraine; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of luxury sellers for the supply of products on our Marketplace; our reliance on luxury sellers to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; our reliance on third-party warehouse partners; delays and disruptions with suppliers and distribution partners; New Guards’ dependence on its production, inventory management and fulfilment processes and systems; the operation of retail stores subjects us to numerous risks, some of which are beyond our control; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our reliance on highly complex software, which may contain undetected errors; our ability or the ability of third-parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our reliance on information technologies and our ability to adapt to technological developments; our reliance on third-party providers to host certain websites and applications; our ability to successfully utilize our data; our ability to manage our growth effectively; the increasing impact of and focus on environmental, social and governance matters could increase our costs, harm our reputation and adversely affect our financial results; José Neves, our Chief Executive Officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2021, as such factors may be updated from time to time in our other filings with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NOTES AND DISCLOSURES

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the “Definitions” section below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•
as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;
•
for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•
to evaluate the performance and effectiveness of our strategic initiatives; and
•
to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•
such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•
such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•
such measures do not reflect changes in our working capital needs;
•
such measures do not reflect our share-based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•
although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•
other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Farfetch reports under International Financial Reporting Standards (“IFRS”) issued by the IASB. Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share-based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of the historical non-IFRS measures presented in this press release to their most directly comparable IFRS measures are included in the accompanying tables.

The following tables reconcile Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measure, which are profit/(loss) after tax and profit/(loss) after tax margin, respectively:

(in $ thousands, except as otherwise noted)

	2020			2021				2022
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

(Loss)/Profit after tax	$(435,899)	$(536,960)	$(2,263,587)	$516,667	$87,925	$769,129	$96,890	$728,752
Net finance expense/(income)	20,751	14,363	(2,874)	24,660	10,726	21,901	16,555	15,560
Income tax (benefit)/expense	(4,118)	2,882	(15,704)	49	(3,195)	4,427	1,721	3,091
Depreciation and amortization	51,758	54,007	60,135	53,992	62,720	64,807	69,679	81,495
Share-based payments (1)	61,915	81,840	121,118	40,516	60,173	46,134	49,344	35,407
Losses/(gains) on items held at fair value and remeasurements (2)	278,622	373,079	2,057,306	(659,870)	(245,738)	(901,173)	(216,962)	(908,260)
Other items (3)	1,302	860	17,080	4,721	6,828	104	7,077	8,191
Impairment losses on tangible assets	-	-	699	-	-	-	-	-
Impairment losses on intangible assets	-	-	36,269	-	-	-	11,779	-
Share of results of associates	494	(385)	(66)	69	(18)	(19)	20	(18)
Adjusted EBITDA	$(25,175)	$(10,314)	$10,376	$(19,196)	$(20,579)	$5,310	$36,103	$(35,782)
Revenue	$364,680	$437,700	$540,105	$485,079	$523,313	$582,565	$665,651	$514,803
(Loss)/Profit after tax margin	(119.5)%	(122.7)%	(419.1)%	106.5%	16.8%	132.0%	14.6%	141.6%
Adjusted Revenue	$307,877	$386,778	$464,887	$408,851	$439,488	$504,670	$571,095	$435,937
Adjusted EBITDA Margin	(8.2)%	(2.7)%	2.2%	(4.7)%	(4.7)%	1.1%	6.3%	(8.2)%

1. Represents share-based payment expense.

2. Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 23 for a breakdown of these items.

3. Represents other items, which are outside the normal scope of our ordinary activities. See “other items” on page 23 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following tables reconcile Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2020			2021				2022
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

Revenue	$364,680	$437,700	$540,105	$485,079	$523,313	$582,565	$665,651	$514,803
Less: Digital Platform Fulfilment Revenue	(56,803)	(50,922)	(75,218)	(76,228)	(83,825)	(77,895)	(94,556)	(78,866)
Adjusted Revenue	$307,877	$386,778	$464,887	$408,851	$439,488	$504,670	$571,095	$435,937

The following tables reconcile Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measure, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin, respectively:

(in $ thousands, except as otherwise noted)

	2020			2021				2022
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

Digital Platform Gross Profit	$130,579	$143,318	$189,102	$156,335	$184,999	$159,036	$229,885	$171,905
Less: Demand generation expense	(47,378)	(46,185)	(67,258)	(61,867)	(65,888)	(74,090)	(89,976)	(68,179)
Digital Platform Order Contribution	$83,201	$97,133	$121,844	$94,468	$119,111	$84,946	$139,909	$103,726
Digital Platform Services Revenue	$237,603	$263,035	$347,341	$285,861	$349,131	$319,217	$431,469	$316,780
Digital Platform Gross Profit Margin	55.0%	54.5%	54.4%	54.7%	53.0%	49.8%	53.3%	54.3%
Digital Platform Order Contribution Margin	35.0%	36.9%	35.1%	33.0%	34.1%	26.6%	32.4%	32.7%

The following tables reconcile Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2020			2021				2022
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

(Loss)/earnings per share	$(1.29)	$(1.58)	$(6.47)	$1.44	$0.24	$2.09	$0.27	$1.93
Share-based payments (1)	0.18	0.24	0.35	0.11	0.17	0.13	0.13	0.09
Amortization of acquired intangible assets	0.09	0.09	0.09	0.08	0.09	0.10	0.09	0.10
(Gains)/losses on items held at fair value and remeasurements (2)	0.82	1.08	5.88	(1.86)	(0.69)	(2.46)	(0.57)	(2.38)
Other items (3)	0.00	0.00	0.05	0.01	0.02	0.00	0.02	0.02
Impairment losses on tangible assets	-	-	0.00	-	-	-	-	-
Impairment losses on intangible assets	-	-	0.10	-	-	-	0.03	-
Share of results of associates	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Adjusted loss per share	$(0.20)	$(0.17)	$(0.00)	$(0.22)	$(0.17)	$(0.14)	$(0.03)	$(0.24)

1. Represents share-based payment expense on a per share basis.

2. Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 23 for a breakdown of these items.

3. Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “other items” on page 23 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following tables represent (losses)/gains on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	2020			2021				2022
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Fair value remeasurements:
$250 million 5.00% Notes due 2025 embedded derivative	$(135,093)	$(138,171)	$(749,004)	$214,345	$88,393	$159,377	$22,414	$65,481
$400 million 3.75% Notes due 2027 embedded derivative	(77,758)	(157,108)	(869,078)	256,438	69,047	307,059	92,146	362,053
$600 million 0.00% Notes due 2030 embedded derivative	-	-	(272,522)	159,607	49,434	177,188	43,389	114,956
FV remeasurement of previously held equity interest	-	-	-	784	-	-	-	-
FV remeasurement of equity investment carried at FVTPL	-	-	-	-	-	-	-	1,468
Loss on disposal of investment carried at FVTPL	-	-	-	-	-	-	-	(1,639)

Present value remeasurements:
Chalhoub put option	(65,771)	(77,800)	(165,776)	28,696	38,864	81,272	7,240	105,805
CuriosityChina call option	-	-	(926)	-	-	-	-	-
Palm Angels put call option and earn-out	-	-	-	-	-	(4,153)	(10,037)	(6,103)
Alibaba and Richemont put option	-	-	-	-	-	184,985	61,120	271,352
Alanui put option	-	-	-	-	-	(4,555)	690	(5,113)
(Losses)/gains on items held at fair value and remeasurements	$(278,622)	$(373,079)	$(2,057,306)	$659,870	$245,738	$901,173	$216,962	$908,260

Farfetch share price (end of day)	$17.27	$25.16	$63.81	$53.02	$50.36	$37.48	$33.43	$15.12

The following tables represent other items:

(in $ thousands, except as otherwise noted)

	2020			2021				2022
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

Transaction-related legal and advisory expenses	$(1,799)	$(860)	$(17,014)	$(4,654)	$(6,828)	$(71)	$(7,043)	$(8,126)
Loss on impairment of investments carried at fair value	(69)	-	(66)	(67)	-	(33)	(34)	(65)
Other	566	-	-	-	-	-	-	-
Other items	$(1,302)	$(860)	$(17,080)	$(4,721)	$(6,828)	$(104)	$(7,077)	$(8,191)

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps or on third party websites or platforms on which we operate. A consumer is deemed to be active if they made a purchase within the last twelve-month period, irrespective of cancellations or returns. Active Consumers includes the Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and the New Guards owned sites operated by Farfetch Platform Solutions plus third-party websites or platforms on which we operate, including Amazon.com and Tmall Luxury Pavilion. Due to limitations in the data we are provided by certain third-party websites or platforms on which we operate, a limited number of consumers who transact on such websites or platforms and on our directly owned and operated sites and related apps, may be duplicated in the number of Active Consumers we report. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means net income/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share-based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share-based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is generally equal to GMV as such sales are not commission based. However, revenue relating to royalties, commission and other fees arising on commercial arrangements may be recognized within Brand Platform Revenue and not Brand Platform GMV.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of centrally Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit.

"Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our technology platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including first-party original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based. Digital Platform Services first-party revenues represent sales net of promotional incentives, such as free shipping and promotional codes, where these incentives are not designated as Farfetch-funded.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. First-party GMV is also net of promotions. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores, which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales for Browns and New Guards’ directly operated stores is equal to GMV of such sales because such sales are not commission based. Revenue realized from In-store sales for Stadium Goods does not equal GMV of such sales as a certain portion of those sales are third-party and are commission based.

“Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels to support the Digital Platform. Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a global platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Future Retail, which develops innovations such as our Connected Retail solutions.

For more information, please visit www.farfetchinvestors.com.